PRESS RELEASE

Loncor Announces Randgold to Commence Ground Exploration
on Priority Targets at Loncor's Ngayu Project

• Four Significant Regional Mineralised Trends Outlined from VTEM Airborne
Survey to be Prioritised

Toronto, Canada – May 18, 2017 – Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN") is pleased to announce that exploration ground work has commenced on priority targets resulting from the ‘VTEM’ geophysical airborne survey undertaken by Randgold Resources (DRC) Limited ("Randgold") earlier this year on Loncor’s Ngayu project in northeastern Democratic Republic of the Congo (“DRC”).

Under the joint venture agreement signed in January 2016 (reference is made to Loncor’s January 19, 2016 press release), Randgold will manage and fund exploration of the exploration permit areas comprising Loncor’s Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Randgold. Subject to the DRC’s free carried interest requirements, Randgold would earn 65% of any discovery with Loncor holding the balance of 35%. Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

Processed data and final products from the 10,013 line kilometre helicopter borne electromagnetic ‘VTEM’ survey completed over the Ngayu belt by Geotech Airborne Limited of Aurora, Canada have been combined with all other geological layers to complete an updated integrated geological map of the belt and to refine and prioritize areas of interest (“AOIs”). The figure attached to this press release (see below) highlights the preliminary four significant AOIs generated using pre-existing data sets and the VTEM data. The four preliminary AOIs have several kilometre long mineralised strike potential focused on extension of known mineralized trends as well as areas of geochemical anomalies and structural complexity.

The four priority AOIs identified are summarized below:

•	Priority 30 kilometre long Imva Fold structure
Extensive geochemical anomalies and several gold occurrences along major structures and complex deformation around intrusions.

•	Yindi/Aguluku trend

20 kilometre long northwest extension of the Yindi/Aguluku mineralised trend with high soil and BLEG geochemical anomalies in the Yindi and Anguluku prospect areas. Younger Lindian cover may be obscuring any geochemical signature further along strike to the northwest. Structural complexity favourable for gold mineralised emplacement where the Banded Ironstone Formations (“BIFs”) wrap around the western side of a regional intrusive complex.

•	Adumbi trend
20 kilometre mineralised northwest extension of the Adumbi trend with moderate BLEG anomalism along the entire AOI, in places associated with similar lithological setting as the Adumbi deposit.

•	Northern Ngayu

8 kilometre structural trend located in an area of complex folding of BIFs and carbonaceous shale, a localized area of high BLEG anomalism associated with a northwest trending fold axis, the setting and geochemical anomalism indicate the potential for fold plunging style mineralization.

The initial work program will have a two-pronged approach: a geological review of all existing targets; and ground follow-up of remotely and conceptually generated AOIs to generate additional new targets.

The belt scale exploration strategy of Randgold is to focus on the discovery of large high quality gold deposits by rapidly identifying and progressing targets that show the potential to meet these filters. Resources of greater than two million ounces of gold have already been identified within the Ngayu greenstone belt in the Makapela and Adumbi deposits and the objective is to further unlock the potential of the Ngayu greenstone belt for a world class discovery using cutting edge geophysics, geochemistry, structural interpretation and driven by an experienced and proven exploration team on the ground.

Certain parcels of land within the Ngayu project surrounding and including the Makapela and Yindi prospects have been retained by Loncor and do not form part of the joint venture with Randgold. Randgold shall have certain pre-emptive rights over these two areas. Loncor's Makapela prospect has an Indicated Mineral Resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an Inferred Mineral Resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Qualified Person
William R. Wilson, a director of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the DRC – the Ngayu and North Kivu projects. Loncor’s Ngayu exploration permits cover a significant portion of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and are its main focus. The North Kivu exploration permits cover a contiguous area of 13,210 km2. Both projects have historic gold production. Additional information with respect to Loncor's projects can be found on Loncor's web site at www.loncor.com.

Technical Reports
Additional information with respect to the Company’s Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". Additional information with respect to the Company’s North Kivu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo". A copy of each of the said reports can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001-35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information
This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, mineral resource estimates, future exploration by the joint venture with Randgold and potential gold discoveries) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated March 31, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Imva Fold – Priority AOI
-Geochemical anomalism
-Major structures
-Identified mineralization
-structural complexity
-Existing targets
Makapela
Northern Ngayu
-BLEG anomalism
-Folding/structural complexity
-Possible plunging mineralization model
Itali
Imva Fold
Mondarabe
Mateta
Nagassa
Adumbi trend
-BLEG anomalism
-Similarities to Adumbi setting
Adumbi
Yindi
Yindi trend
-BLEG anomalism
-Lithological/competency contrasts
-Possible transported cover
-structural complexity
Lindian cover
Undifferentiated metasediments
Banded iron formation
Carbonaceous shale
Magnetic metasediments
Undifferentiated metavolcanics
Mafic volcanics - Basalt
Undifferentiated intrusive
Mafic intrusive
Dolerite dyke
Interpreted structure
Interpreted major structure
Form lines
Interpreted Lindian Cover
Preliminary areas of interest (AOI)
Ngay Belt - Loncor JV
Interpreted Geology
Primary Au occurrence
Loncor Permits

For further information, please visit our website at www.loncor.com, or contact: Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.